04015715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 43168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OTA Limited Liability Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800
(Area Code- Telephone Number)

RECEIVED MAR - 1 2004 183 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED MAR 29 2004 THOMSON FINANCIAL

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James W. Santori swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTA Limited Liability Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public RICHARD M. CAYNE
Notary Public, State of New York
No. 02CA 4846342
Qualified in Nassau County
Commission Expires February 28, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

OTA LIMITED LIABILITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

OTA LIMITED LIABILITY COMPANY AND SUBSIDIARY

CONTENTS
December 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
OTA Limited Liability Company

We have audited the accompanying consolidated statement of financial condition of OTA Limited Liability Company and Subsidiary (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of OTA Limited Liability Company and Subsidiary as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

OTA LIMITED LIABILITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 2,551
Receivable from Broker-dealers and Clearing Organizations (Note 2)	161,371,528
Securities and Options Owned, at market value (Note 2)	471,949,523
Fixed Assets (net of accumulated depreciation of $1,207,355)	1,220,319
Other Assets	2,334,475
Total Assets	$636,878,396
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Notes payable (Note 3)	$ 5,305,499
Payable to broker-dealers and clearing organizations	554,888
Securities and options sold, not yet purchased, at market value (Note 2)	517,306,208
Accrued expenses and other liabilities	15,390,704
Total liabilities	538,557,299
Members' Equity	98,321,097
Total Liabilities and Members' Equity	$636,878,396

See Notes to Consolidated Statement of Financial Condition

1. ORGANIZATION:

OTA Limited Liability, a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. OTA Limited Liability Company also conducts customer agency business, primarily for institutional clients, whose transactions are cleared on a fully disclosed basis with a clearing broker.

OTA Limited Liability Company is the sole member of Options Trading Associates LLC (the "Subsidiary"), a Delaware limited liability company, which is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account. The Subsidiary is consolidated with OTA Limited Liability Company for regulatory and financial statement purposes.

OTA Limited Liability Company and Subsidiary are referred to collectively as the "Company."

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker, and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated statement of financial condition includes the accounts of the Company. All significant intercompany account balances and transactions have been eliminated.

The Company records transactions in securities and options and the related revenue and expenses on a trade-date basis.

Securities and options owned or securities and options sold, not yet purchased by the Company are valued at their prevailing market prices. All resulting unrealized gains and losses are reflected in Members' equity.

In the course of its normal trading activities, the Company is a party to financial instruments which involve, to indeterminable degrees, market risk in excess of that presented in the consolidated statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, not yet purchased (see Note 7).

The clearing and depository operations for the Company's securities and options transactions are provided primarily by one broker. At December 31, 2003, substantially all of the securities and options owned and the receivable from brokers reflected in the consolidated statement of financial condition are securities and options positions with and amounts due from this clearing broker. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral.

Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

This statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

No provision is made in the accompanying consolidated statement of financial condition for federal or state income taxes since such liabilities are the responsibility of the individual Members.

3. RELATED PARTY TRANSACTIONS:

Other assets include $561,573 due from affiliated entities, officers and employees of the Company. Subsequent to year-end, substantially all of this amount was repaid.

Notes payable represent loans by employees and related entities to the Company. The notes bear interest at the clearing broker's rate. Accordingly, the fair value of the notes payable approximates the carrying amount.

4. REGULATORY REQUIREMENTS:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. OTA Limited Liability Company computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2003, the Company had net capital of $34,023,761, which exceeded the requirement of $250,000 by $33,773,761.

5. COMMITMENTS:

The Company occupies office space under several noncancelable leases which expire between 2004 and 2013. The aggregate minimum rental commitments under these leases are as follows:

Year ending December 31,	
2004	$ 700,343
2005	700,343
2006	700,343
2007	742,978
2008	757,190
Thereafter	3,470,454
	$7,071,651

The leases, in addition to base rentals, provide for rent escalations resulting from increased real estate taxes and other charges which are not reflected in the amounts above.

6. EMPLOYEE BENEFIT PLANS:

OTA Limited Liability Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code. Matching contributions made by OTA Limited Liability Company to the plan are based on a specified percentage of employee contributions. Additionally, OTA Limited Liability Company has a profit-sharing plan to which it may contribute an amount at its discretion.

7. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying consolidated statement of financial condition at market value and any change in market value is reflected in Members' equity.

8. SUBSEQUENT EVENT:

Subsequent to December 31, 2003, Members effected contributions of $2,750,000 and withdrawals of $858,615.

OTA LIMITED LIABILITY COMPANY AND SUBSIDIARY

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
OTA Limited Liability Company

In planning and performing our audit of the financial statements and supplemental schedule of OTA Limited Liability Company and Subsidiary (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2004